[ON CHAPMAN AND CUTLER LLP LETTERHEAD]


                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 4, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1509
         S&P Global Dividend Aristocrats Select 25 Strategy Portfolio,
                  Series 1 File Nos. 333-213098 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1509 filed on September 29, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the S&P Global Dividend Aristocrats Select 25 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Security Selection

     1. The first bullet point in part 2 of this section is confusing. Please revise this bullet point to clarify whether this step of the security selection process includes or excludes American Depositary Receipts from the initial universe.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Hypothetical Performance Information

     2. Please disclose that the hypothetical strategy is identical to the investment strategy. In addition, please disclose when the S&P Global Dividend Aristocrats Index was launched and that back-tested performance from S&P may differ from actual returns. Also, please disclose whether a third party has verified or audited the hypothetical performance data.

     Response: The disclosure has been revised in response to your comment.

     3. Please delete the sentence "To the extent the trust holds shares of other investment companies, the hypothetical Strategy total return figures do not reflect the expenses of the underlying funds."

     Response: The disclosure has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren